

September 6, 2017

Meagan Reda, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> **Re:** **Peregrine Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed by Ronin Trading, LLC,**
>   **John S. Stafford, III et al.**
> **Filed August 29, 2017**
> **File No. 1-32839**

Dear Ms. Reda:

We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement unless otherwise indicated.

Preliminary Proxy Statement

1.   We note the statements on pages 2, 16 and elsewhere that "[t]he Company has announced that it intends to increase the size of the Board to up to seven (7) members. To the extent the Company increases the size of the Board and there are more than four (4) directorships up for election at the Annual Meeting, Ronin intends to nominate additional candidates for election to the Board in accordance with the Company's Amended and Restated Bylaws…" We also note the statement on page 19 regarding voting the proxy card for and nominating substitute nominees under certain circumstances. Please confirm for us that should the participants nominate additional or substitute nominees before the meeting, they will file an amended proxy statement that (1) identifies such nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide support for the following statement:

- "Unfortunately, rather than capitalize on Avid's high return on capital, excellent competitive position and great regulatory track record, the incumbent Board has used Avid to support Peregrine's unsuccessful clinical development activities. By our estimates, over the past decade, Peregrine has spent over $300 million cumulatively in research and development on clinical development activities, which are almost entirely related to bavituximab, a drug which has been unsuccessful in numerous clinical studies." Page 15 in the first paragraph under the caption "There is a Better Way Forward."

3.   Refer to the disclosure on page 27 under the heading "Incorporation by Reference." It appears that the participants intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations by reference to the Company's proxy statement. Please note that in our view, reliance on Rule 14a-5(c) before the Company distributes information to security holders is not appropriate. Please tell us whether the participants intend to disseminate their proxy statement prior to the distribution of the Company proxy statement and, if so, confirm their understanding that they must undertake to provide any omitted information to security holders in the form of a proxy supplement.

Proxy Card

4.   Please revise the disclosure on the proxy card to clarify how the proxy will be voted with respect to Proposal 3 if no direction is indicated by a shareholder.

*   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions